                                 GOGO BABY, INC.
                           5745 Kearny Villa Road #102
                                  San Diego CA
                                  619 247 9630

April 24, 2015

Re: Registration Statement S-1
    File Number 333-198772
    Your comment letter dated April 6, 2015

John Dana Brown
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20549

Dear Mr. Brown,

Thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

     1.   We have disclosed the amount of cash in our bank account and our estimate of how long it will last. Our best estimate is eight months.

     2.   As requested.

     3.   We have expanded the milestones to make time sequences clearer and have clearly stated that we have not shown the prototype to or contacted any potential purchasers of the pending patent or manufacturers.

Sincerely,
GOGO BABY, INC.

/s/ Malcolm Hargrave
-----------------------------
Malcolm Hargrave
President